

Mail Stop 4631

February 23, 2017

<u>Via E-Mail</u>
Charles A. Ross, Jr.
President and Chief Executive Officer
CubeScape, Inc.
1026 16th Avenue South
Nashville, Tennessee 37212

> **Re: CubeScape, Inc.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14C**
> **Filed February 10, 2017**
> **File No. 000-55728**

Dear Mr. Ross:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>General</u>

1. We reissue comment one in our letter dated January 18, 2017. Via the operation of Item 1 of Schedule 14C, the disclosure requirements of Schedule 14A apply uniformly to filings made on Schedule 14C. Here, the actions associated with matters (2) and (3) trigger the disclosure requirements of Item 14 of Schedule 14A. Please revise your information statement to provide all of the information required by Item 14 of Schedule 14A, as appropriate, including the Item 14 (b)(8)-(11) financial information

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any questions.

          Sincerely,

          /s/ Jay Ingram

          Jay Ingram
          Legal Branch Chief
          Office of Manufacturing and
          Construction

Cc: <u>Via E-Mail</u>
   Blair Krueger, Esq.